February 14, 2023

VIA EDGAR

Ms. Christina DiAngelo Fettig Senior Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Azzad Funds
File No. 811- 08021

Dear Ms. Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Azzad Funds (the “Registrant”) and its series (each a “Fund” and, collectively, the “Funds”) of the Registrant’s Form N-SCR for the fiscal year ended June 30, 2022 and certain other filings, as provided verbally in a phone conversation on January 9, 2023 to Ryan Wheeler. The Staff’s comments and our responses are discussed below.

Comment 1:

(Form N-CEN) In Item C.9.c.vii of Form N-CEN, the Registrant noted that the sub-adviser for the Azzad Ethical Fund was hired during the reporting period. In Item C.9.c. viii, the Registrant marked the sub-adviser’s start as 2021-05-01. This information appears to have remained from the prior year’s N-CEN filing.

Response:

The Registration confirms that the sub-adviser to the Azzad Ethical Fund was hired during the reporting period covered by the prior year’s Form N-CEN (2021-05-01) and not during the reporting period for the fiscal year ended June 30, 2022. The Registrant notes that in future N-CEN filings, this information will not be included, unless otherwise applicable.

Comment 2:

(Form N-CEN) Please explain why Item B.15 was marked No.  It appears as if the funds have an exemptive order that they relied upon during the reporting period.

Ms. Christina DiAngelo Fettig

Response:

The Registrant regrets the error and confirms that it did rely on an exemptive order (Investment Company Act Release No. 34261, April 30, 2021) that permits the Adviser, with the Board’s approval, to enter into, replace, or amend sub-advisory agreements with sub-adviser’s without obtaining shareholder approval, i.e. a Manager of Managers Order. The Registrant notes that in future N-CEN filings, the Funds’ reliance on the exemptive order will be listed as “Yes”.

Comment 3:

Please explain how the funds have complied with the following clause of Applicant Condition #2 in the exemptive order:  The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the sub-advisers and recommend their hiring, termination, and replacement.

Response:

Included in the Funds’ prospectus is a disclosure titled ‘Manager of Managers Structure’ which states that the order “permits the Adviser, with the Board’s approval, to enter into, replace, or amend sub-advisory agreements without shareholder approval”. Additionally, in each Fund’s ‘Principal Investment Strategy’ section, there is disclosure that the sub-adviser is subject to the oversight of the Adviser. The Adviser will review and supplement this disclosure in the next annual update.

Comment 4:

The Azzad Wise Capital Fund appears to hold investments classified as "Cayman Islands" on the Schedule of Investments (SOI) for the period ended June 30, 2022. Please review the guidance in the Audits of Investment Companies 7.27(b)(ii) related to classifying investments based on concentration of risk and economic exposure and consider adjusting the SOI classification in future financial statements. The Azzad Wise Capital Fund holds investments in Sukuks and approximately 37% of total assets are categorized as Sukuks out of the Cayman Islands.

Response:

The Registrant notes that the Azzad Wise Capital Fund’s sukuk investments, currently classified as “Cayman Islands” on the Schedule of Investments for the period ended June 30, 2022, is reporting the registered country and not the economic/geographic exposure of the underlying country.  The Registrant will adjust the SOI classification in future financial statements to meet the requirements of guidance in the Audits of Investment Companies 7.27(b)(ii) related to classifying investments.

Ms. Christina DiAngelo Fettig

Comment 5:

(Azzad Wise Capital Fund) Please explain why the following disclosure is specific to the Azzad Wise Capital Fund only.

“The Wise Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.  Such fluctuations are included with the net realized and unrealized gain or loss from investments.”

Response:

The Registrant will revise future filings to include Azzad Wise Capital Fund and Azzad Ethical Fund under such disclosure.

Comment 6:

(Azzad Wise Capital Fund) The Fund has a significant percentage of its net assets in the Cayman Islands. However, the most recent prospectus does not include disclosure of the strategies and risks related to investing in the Cayman Islands. Please explain why investing in the Cayman Islands has not been included as a principal strategy and principal risk of the Fund.

Response:

As noted above, the Azzad Wise Capital Fund’s sukuk investments do not include economic/geographic exposure to Cayman Islands, therefore, additional Cayman Islands related risks are not necessary at this time.  The Registrant will review its economic/geographic exposures and revise accordingly in future filings.

Comment 7:

The narrative to the expense example has not been modified to reflect accurately the Fund’s circumstances in accordance with General Instruction 1(b) to Item 27(d)(1) of Form N-1A. Please update in future filings.

Response:

The Registrant undertakes to modify such disclosure in future filings.

Comment 8:

Please supplementally describe if the board reviewed, at least annually, a written report on the adequacy of the liquidity risk management program and the effectiveness of its implementation and is in compliance with Rule 22e-4(b)(2)(iii) of the 1940 Act. In future filings, in the Fund’s disclosure

Ms. Christina DiAngelo Fettig

regarding the Liquidity Risk Management Program, please consider including that the Board also reviewed the Liquidity Risk Management Program.

Response:

The Registrant confirms that the Board reviewed a written report on the adequacy of the Funds’ liquidity risk management program during the period, and the effectiveness of its implementation. The Registrant included a discussion on page 45 of the shareholder report.  The Registrant undertakes to continue to make such disclosure in future filings.

Comment 9:

Please use the updated Form N-CSR/N-2/N-1A going forward.  Reminder that Form N-CSR was amended to include items 4(i) and (j).

Response:

The Registrant represents that the updated Forms N-CSR/N-2/N-1A will be used for future filings. With respect to Items 4(i) and 4(j) of Form N-CSR, the Registrant confirms that its response to both items would have been “not applicable” as the Fund’s registered public accounting firm does not have a branch or office in a foreign jurisdiction outside the reach of the Public Company Accounting Oversight Board.

Comment 10: Item 3 of the Registrant's Form N-CSR identifies Shamshad Hussain as an audit committee financial expert.  Shamshad Hussain is not identified as a Board Member in the Trustees and Officers disclosure. Please explain.

Response:

The Registrant confirms that this information was retained in error as Shamshad Husain is no longer is a Board member or audit committee financial expert. An amended Form N-CSR will be filed in February 2023.

Comment 11: The Registrant's Form N-CSR Item 11(b) disclosure does not appear to match the language in the Form.  Please file an amended Form N-CSR to correct and ensure that the certifications are updated to a current date.

Registrant's language:  b) Internal Controls.  There were no significant changes in Registrant’s internal controls of in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Ms. Christina DiAngelo Fettig

Response:

An amended Form N-CSR will be filed in February 2023.

Comment 12: Please explain why Item 13(a)(1) of Form N-CSR is marked not    applicable.  The Code of Ethics is attached to the Form N-CSR.

Response:

The Registrant confirms that the response ‘not applicable’ is not the appropriate response to Item 13(a)(1). The Registrant undertakes to revise the response in an amended Form N-CSR to be filed in February 2023.

*  *  *  *

If you have any additional comments or questions, please contact the undersigned at (513) 352-6693.

Sincerely,

_________________

Ryan Wheeler

cc:

Manal Fouz
Chief Compliance Officer
Azzad Funds